

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 9, 2016

Michel Cup, Chief Financial Officer
Mead Johnson Nutrition Company
2701 Patriot Blvd.
Glenview, IL 60026

> **Re: Mead Johnson Nutrition Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 001-34251**

Dear Mr. Cup:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

1.   When you identify multiple factors that contribute to a change in a financial statement line item between periods, please quantify each contributing factor so that an investor may assess the materiality of each factor. Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification and comply with this guidance when composing your results of operations discussion.

In addition, discuss and quantify the extent to which increases/decreases in volumes sold, price changes and product mix contributed to changes in sales and gross profit for your consolidated and segment results during each period presented and discuss the factors that resulted in such increases/decreases. Refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K for guidance.

2.   Within your tables of "Specified Items" on page 23 you list legal settlements and related costs of $10.3 million incurred during the fiscal year ended December 31, 2014. Please disclose the origin of these costs as your current discussion only refers to the SEC settlement payment made in 2015.

3.   Based on your effective tax rate reconciliation table within Note 4 of your financial statements, it appears your effective tax rate has been materially impacted by tax rulings and agreements for all periods presented. Please provide additional disclosure regarding the impact such rulings and agreements had on your effective tax rates within your discussion and analysis of income taxes.   Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources

cc: Erin R. McQuade, Assistant General Counsel